Mazzal Holding Corporation
1625 VFW Park Way

Boston, MA 02132

P: (800) 488-2760

October 21, 2015

VIA EMAIL AND EDGAR

Mr. Wilson Lee

Mr. Robert F. Telewicz Jr., Branch Chief, Office of Real Estate and Commodities

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

LeeW@SEC.GOV

Re:	Mazzal Holding Corporation
Form 10-K for the year ended December 31, 2014
Filed March 24, 2015
File No. 000-55152

Dear Wilson Lee and Robert F. Telewicz Jr.:

This correspondence of Mazzal Holding Corporation, a Nevada corporation (the “Company”) is in reference to the submission of the Company’s annual report with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form 10-K ( the “Report”), filed on March 24, 2015. We are in receipt of your email to the Company, dated October 9, 2015, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 9A. Controls and Procedures, page 16

1.	COMMENT. We note that you filed an annual report for the prior fiscal year ended December 31, 2013 and the annual report for the fiscal year ended December 31, 2014 represents your second annual report since your registration statement on Form S-1 went effective. As a result, pursuant to step (1) of Instructions to Item 308 of Regulation S-K, it appears you are required to comply with Item 308(a) of Regulation S-K. Please amend your annual report to provide a report of management on your internal control over financial reporting that contains all requirements outlined within Item 308(a) of Regulation S-K.

RESPONSE: We have updated Item 9A and filed an amended 10-K for the fiscal year ended December 31, 2014 accordingly.

2.	COMMENT. Please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Question 115.02 of the Compliance and Disclosure Interpretations for Securities Act Forms, which you can find at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, if management concludes that the disclosure controls and procedures were effective, please tell us the factors you considered and highlight for us those factors that support your conclusion. Alternatively, please include within your amendment a revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year..

RESPONSE: We have amended our disclosure detailing our the effectiveness of our disclosure controls and procedures in the Company's amended 10-K for the fiscal year ended December 31, 2014.

3.	COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

MAZZAL HOLDING CORPORATION

/s/ Nissim S. Trabelsi

Nissim S. Trabelsi

Chief Executive Officer